October 5, 2007

VIA EDGAR AND FEDERAL EXPRESS

Paul Fischer
Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  The Ensign Group, Inc.
  Registration Statement on Form S-1
  File No. 333-142897

Dear Mr. Fischer:

        We are in receipt of comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated August 28, 2007 (the "SEC Comment Letter") regarding Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-142897) filed by The Ensign Group, Inc. (the "Registration Statement"). Concurrently herewith, The Ensign Group, Inc. (the "Company" or "Ensign") is filing with the Commission Amendment No. 3 ("Amendment No. 3") to the Registration Statement. The changes made in Amendment No. 3 are principally to respond to the Staff's comments as set forth in the SEC Comment Letter, to include the estimated price range for the initial public offering price, as well as to update other information since the Company's previous filing. Also, please note that in a previous letter the Company submitted to you, dated August 17, 2007, the Company indicated that it would be conducting a stock split. The Company has subsequently decided not to do a stock split. We are also sending three copies of Amendment No. 3 to your attention under separate cover that are marked to show the changes from Amendment No. 2.

        The numbered responses set forth below contain each of the Staff's comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of Amendment No. 3.

General

Principal Elements of Executive Compensation, page 111

Annual Cash Bonuses, page 111

        1.     We note your disclosure to prior Comment 6. However, your statement on page 112 indicating that "[h]istorically, the compensation committee has increased the amount of annual net income before taxes that must be achieved in order to create the same bonus pool as the preceding year in order to increase the difficulty of receiving the same bonus" implies that there is a target for annual net income before taxes that is known by participants at the beginning of the year. Please disclose what the amount of annual net income before taxes was for 2006 that needed to be attained in order for the bonus pool to equal what it was for 2005.

        Response:    The Company has revised the disclosure in accordance with the Staff's comments. Please see the revisions on page 114 of Amendment No. 3.

        2.     Please provide a more comprehensive analysis as to why, based on your particular facts and circumstances, disclosure of the formula upon which annual net income before taxes is calculated would cause Ensign competitive harm, beyond the somewhat general discussion in paragraph two that disclosure of the information could harm the Company's ability to compete by revealing to competitors the details of its incentive system.

        Response:    The Company has revised the disclosure on page 114 of Amendment No. 3 to explain how the formula upon which income before provision for income taxes is calculated. In addition, the

Company has also changed the use of the term net income before taxes to income before provision for income taxes to correspond to the name of the line item used in the Company's financial statements. Please see the revisions on pages 113-116, and 119-121 of Amendment No. 3.

        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 540-1245. While we believe we have addressed all of the Staff's comments, please be advised that we are planning to print preliminary prospectuses early next week. As such, we would really appreciate your prompt review of these final revisions as soon as possible. Thank you very much for your assistance with this matter.

Sincerely,

The Ensign Group, Inc.

By:	/s/ GREGORY K. STAPLEY
Name:	Gregory K. Stapley
Title:	Vice President and General Counsel